Riley Exploration Permian, Inc.
29 East Reno Ave., Suite 500
Oklahoma City, OK 73104
Phone: 405.415.8699
www.rileypermian.com

September 19, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attention: Sandra Wall and Brad Skinner

Re: Riley Exploration Permian, Inc.
Form 10-K for the Fiscal Year ended December 31, 2023
Filed March 6, 2024
File No. 001-15555

Dear Ms. Wall and Mr. Skinner:

I am writing on behalf of Riley Exploration Permian, Inc. (the “Company”). The Company acknowledges receipt of the letter dated September 11, 2024 (the “Comment Letter”) containing comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to me, in which the Staff has requested certain information with respect to the above-referenced Form 10-K. We are working expeditiously to respond to the Comment Letter. As the Company’s counsel, Amy Curtis of Holland & Knight, LLP, discussed with Mr. Skinner by phone yesterday, we intend to respond to the Comment Letter by October 9, 2024, which is ten business days following the date by which the Staff originally requested a response in the Comment Letter. This extension will ensure that we can devote the appropriate time and resources to consider the Staff’s comments and prepare our response. Thank you for your consideration.

If you have any questions, please do not hesitate to contact me at (646) 464-2022 or Amy Curtis of Holland & Knight at (214) 969-1763.

Respectfully submitted,

Riley Permian Exploration, Inc.

By:	/s/ Philip Riley
Philip Riley
Chief Financial Officer